UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached: ii	Pearson PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to thenotification obligation: iii	Silchester International Investors LLP
4. Full name of shareholder(s) (if different from 3.):iv
Silchester International Investors International Value Equity Taxable Trust

Silchester International Investors International Value Equity Trust

Silchester International Investors International Value Equity Group Trust

Silchester International Investors Tobacco Free International Value Equity Trust

The Calleva Trust

5. Date of the transaction and date onwhich the threshold is crossed orreached: v	19th October 2016
6. Date on which issuer notified:	19th October 2016
7. Threshold(s) that is/are crossed orreached: vi, vii	Crossing above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction	Resulting situation after the triggering transaction
NumberofShares	NumberofVotingRights	Numberof shares	Number of votingrights	% of voting rights x
Direct	Direct xi	Indirect xii	Direct	Indirect
GB0006776081	40,775,547	40,775,547	41,437,136	5.04%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Expirationdate xiii	Exercise/Conversion Period xiv	Number of votingrights that may beacquired if theinstrument isexercised/ converted.	% of votingrights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
N/A	N/A	N/A	N/A	N/A	Nominal	Delta
N/A	N/A

Total (A+B+C)
Number of voting rights	Percentage of voting rights
41,437,136	5.04%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable: xxi
N/A

Proxy Voting:
10. Name of the proxy holder:	Silchester International Investors LLP
11. Number of voting rights proxy holder will ceaseto hold:	N/A
12. Date on which proxy holder will cease to holdvoting rights:	N/A

13. Additional information:
Silchester International Investors LLP ("Silchester") acts as investment manager for the clients detailed in Question 4 above (our "Clients").  In acting for our Clients, Silchester are given full discretion over their investments and are empowered to vote on their behalf.  However, we do not act as our Clients' custodian and therefore shares are not held in our name but in the name of each Client's custodian bank.

The increase in Silchester's holdings was due to a series of transactions over a series of different trading days.  The figure shown in the box related to the position prior to the transaction represents shares controlled by Silchester immediately prior to crossing 5%.

Notification is provided based on the total voting rights figure of 822,120,897.

14. Contact name:	Timothy J. Linehan, Senior Partner
15. Contact telephone number:	0207 518 7125

Natalie Dale
Deputy Company Secretary
Pearson plc

20 October 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 20 October 2016

By: /s/ NATALIE DALE

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Natalie Dale
                                                                                                                                                                                                                                                                                                                                                                            Deputy Company Secretary